UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Zyla Life Sciences

Common Stock, par value $0.001 per share

(Title of Class of Securities)

28226B 302

(CUSIP Number)

CR Group L.P.

1000 Main Street, Suite 2500

Houston, TX 77002

With a copy to:

Gian-Michele aMarca

Cooley LLP

101 California Street

San Francisco, CA 94111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28226B 302	SCHEDULE 13D	Page 1 of 11

1.	NAME OF REPORTING PERSON Nathan D. Hukill
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 0(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 0(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(1)
14.	TYPE OF REPORTING PERSON IN

(1)

Disposed of pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 16, 2020, by and among the Issuer and Assertio Therapeutics, Inc., a Delaware corporation, Assertio Holdings, Inc., a Delaware corporation (“Parent”), Zebra Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent and Alligator Merger Sub, Inc., a Delaware corporation, whereby each share of Issuer common stock was cancelled and converted into the right to receive 2.5 shares of Parent common stock having a market value of $0.80 per share, the closing price on the day prior to the effective date of the merger, as provided in the Merger Agreement. As contemplated by the Merger Agreement, the warrant to acquire shares of the Issuer’s common stock was replaced with a warrant to purchase Parent common stock at the same exchange ratio, and with an exercise price of $0.0004 per share.

CUSIP No. 28226B 302	SCHEDULE 13D	Page 2 of 11

1.	NAME OF REPORTING PERSON CR Group L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 0(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 0(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(1)
14.	TYPE OF REPORTING PERSON IA

(1)

Disposed of pursuant to the Merger Agreement, whereby each share of Issuer common stock was cancelled and converted into the right to receive 2.5 shares of Parent common stock having a market value of $0.80 per share, the closing price on the day prior to the effective date of the merger, as provided in the Merger Agreement. As contemplated by the Merger Agreement, the warrant to acquire shares of the Issuer’s common stock was replaced with a warrant to purchase Parent common stock at the same exchange ratio, and with an exercise price of $0.0004 per share.

CUSIP No. 28226B 302	SCHEDULE 13D	Page 3 of 11

1.	NAME OF REPORTING PERSON CRG Partners III L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 0(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 0(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(1)
14.	TYPE OF REPORTING PERSON PN

(1)

Disposed of pursuant to the Merger Agreement, whereby each share of Issuer common stock was cancelled and converted into the right to receive 2.5 shares of Parent common stock having a market value of $0.80 per share, the closing price on the day prior to the effective date of the merger, as provided in the Merger Agreement. As contemplated by the Merger Agreement, the warrant to acquire shares of the Issuer’s common stock was replaced with a warrant to purchase Parent common stock at the same exchange ratio, and with an exercise price of $0.0004 per share.

CUSIP No. 28226B 302	SCHEDULE 13D	Page 4 of 11

1.	NAME OF REPORTING PERSON CRG Partners III – Parallel Fund “A” L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 0(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 0(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(1)
14.	TYPE OF REPORTING PERSON PN

(1)

Disposed of pursuant to the Merger Agreement, whereby each share of Issuer common stock was cancelled and converted into the right to receive 2.5 shares of Parent common stock having a market value of $0.80 per share, the closing price on the day prior to the effective date of the merger, as provided in the Merger Agreement. As contemplated by the Merger Agreement, the warrant to acquire shares of the Issuer’s common stock was replaced with a warrant to purchase Parent common stock at the same exchange ratio, and with an exercise price of $0.0004 per share.

CUSIP No. 28226B 302	SCHEDULE 13D	Page 5 of 11

1.	NAME OF REPORTING PERSON CRG Partners III – Parallel Fund “B” (Cayman) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 0(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 0(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(1)
14.	TYPE OF REPORTING PERSON PN

(1)

Disposed of pursuant to the Merger Agreement, whereby each share of Issuer common stock was cancelled and converted into the right to receive 2.5 shares of Parent common stock having a market value of $0.80 per share, the closing price on the day prior to the effective date of the merger, as provided in the Merger Agreement. As contemplated by the Merger Agreement, the warrant to acquire shares of the Issuer’s common stock was replaced with a warrant to purchase Parent common stock at the same exchange ratio, and with an exercise price of $0.0004 per share.

CUSIP No. 28226B 302	SCHEDULE 13D	Page 6 of 11

1.	NAME OF REPORTING PERSON CRG Partners III (Cayman) Lev AIV I L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 0(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 0(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(1)
14.	TYPE OF REPORTING PERSON PN

(1)

Disposed of pursuant to the Merger Agreement, whereby each share of Issuer common stock was cancelled and converted into the right to receive 2.5 shares of Parent common stock having a market value of $0.80 per share, the closing price on the day prior to the effective date of the merger, as provided in the Merger Agreement. As contemplated by the Merger Agreement, the warrant to acquire shares of the Issuer’s common stock was replaced with a warrant to purchase Parent common stock at the same exchange ratio, and with an exercise price of $0.0004 per share.

CUSIP No. 28226B 302	SCHEDULE 13D	Page 7 of 11

1.	NAME OF REPORTING PERSON CRG Partners III (Cayman) Unlev AIV I L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 0(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 0(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(1)
14.	TYPE OF REPORTING PERSON PN

(1)

Disposed of pursuant to the Merger Agreement, whereby each share of Issuer common stock was cancelled and converted into the right to receive 2.5 shares of Parent common stock having a market value of $0.80 per share, the closing price on the day prior to the effective date of the merger, as provided in the Merger Agreement. As contemplated by the Merger Agreement, the warrant to acquire shares of the Issuer’s common stock was replaced with a warrant to purchase Parent common stock at the same exchange ratio, and with an exercise price of $0.0004 per share.

CUSIP No. 28226B 302	SCHEDULE 13D	Page 8 of 11

1.	NAME OF REPORTING PERSON Loan Security Holdings I LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 0(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 0(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(1)
14.	TYPE OF REPORTING PERSON OO

(1)

Disposed of pursuant to the Merger Agreement, whereby each share of Issuer common stock was cancelled and converted into the right to receive 2.5 shares of Parent common stock having a market value of $0.80 per share, the closing price on the day prior to the effective date of the merger, as provided in the Merger Agreement. As contemplated by the Merger Agreement, the warrant to acquire shares of the Issuer’s common stock was replaced with a warrant to purchase Parent common stock at the same exchange ratio, and with an exercise price of $0.0004 per share.

CUSIP No. 28226B 302	SCHEDULE 13D	Page 9 of 11

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D previously filed on February 11, 2019 (the “Initial Statement”), as amended by Amendment No. 1 to the Initial Statement filed on July 3, 2019, and as further amended by Amendment No. 2 to the Initial Statement filed on March 26, 2020 by the Reporting Persons (as defined below) relating to common stock, par value $0.01 per share (the “Common Stock”), of Zyla Life Sciences, a Delaware corporation (the “Company”).

This Amendment is being filed as a result of the disposition of the Reporting Persons’ common stock and the warrant to acquire common stock (the “Iroko Warrant”) pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Assertio Therapeutics, Inc., a Delaware corporation (“Assertio”), Assertio Holdings, Inc., a Delaware corporation (“Parent”), Zebra Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”) and Alligator Merger Sub, Inc., a Delaware corporation. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning ascribed to such terms in the Initial Statement. Except as set forth herein, this Amendment does not modify any information previously reported by the Reporting Persons in the Initial Statement.

As used in this Amendment, Reporting Persons means (i) Nathan D. Hukill, (ii) CR Group L.P., a Delaware limited partnership (“CR Group”), (iii) CRG Partners III L.P., a Delaware limited partnership (“CRG Partners III”), (iv) CRG Partners III – Parallel Fund “A” L.P., a Delaware limited partnership (“CRG Parallel Fund A”), (v) CRG Partners III – Parallel Fund “B” (Cayman) L.P., a limited partnership organized under the laws of the Cayman Islands (“CRG Parallel Fund B”), (vi) CRG Partners III (Cayman) Lev AIV I L.P., a limited partnership organized under the laws of the Cayman Islands (“CRG Lev AIV”), (vii) CRG Partners III (Cayman) Unlev AIV I L.P., a limited partnership organized under the laws of the Cayman Islands (“CRG Unlev AIV”) and (viii) Loan Security Holdings I LLC, a Delaware limited liability company (“LSH”). CRG Partners III, CRG Parallel Fund A, CRG Parallel Fund B, CRG Lev AIV and CRG Unlev AIV are collectively referred to herein as the “CRG Funds”.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended to add disclosure as follows:

a)	The information contained on the cover pages of this Schedule 13D is incorporated by reference into this Item 5.

As a result of the consummation of the transactions contemplated by the Merger Agreement, none of the Reporting Persons beneficially own any shares of common stock.

b)	Neither LSH, the CRG Entities, the CR Group nor Mr. Hukill have any power to vote or direct the vote of (or any shared power to dispose or direct the disposition of) any shares.

c)

On May 20, 2020, the parties to the Merger Agreement consummated the transactions contemplated thereby. Accordingly, the Reporting Persons disposed of the shares and the Iroko Warrant pursuant to the Merger Agreement, and accordingly received 11,467,185 shares of Parent common stock having a market value of $0.80 per share, the closing price on the day prior to the effective date of the merger, as provided in the Merger Agreement, and a warrant to acquire an aggregate 6,091,148 shares of Parent common stock at an exercise price of $0.0004 per share.

d)

No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares or the Iroko Warrant.

e)	May 20, 2020.

CUSIP No. 28226B 302	SCHEDULE 13D	Page 10 of 11

Item 7. Material to Be Filed as Exhibits.

Item 7 is hereby amended to amend Exhibit A as follows:

Exhibit A -	Joint Filing Agreement, dated as of May 22, 2020, by and among Nathan D. Hukill, CRG Parallel Fund B, CRG Lev AIV, CRG Unlev AIV, CRG Partners III, CR Group L.P., CRG Parallel Fund A and Loan Servicing Holdings I LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2020

NATHAN D. HUKILL

/s/ Nathan D. Hukill
An individual

CR GROUP L.P.
CRG PARTNERS III L.P.
CRG PARTNERS III – PARALLEL FUND “A” L.P.
CRG PARTNERS III – PARALLEL FUND “B” (CAYMAN) L.P.
CRG PARTNERS III (CAYMAN) LEV AIV I L.P.
CRG PARTNERS III (CAYMAN) UNLEV AIV I L.P.
LOAN SERVICING HOLDINGS I LLC

By:	/s/ Nathan D. Hukill
Name: Nathan D. Hukill
Title: Authorized signatory for CR Group L.P.,
CRG Partners III L.P.,
CRG Partners III - Parallel Fund “A” L.P.,
CRG Partners III - Parallel Fund “B” (Cayman) L.P.,
CRG Partners III (Cayman) Lev AIV I L.P.,
CRG Partners III (Cayman) Unlev AIV I L.P. and Loan Servicing Holdings I LLC

Exhibit A

Joint Filing Statement

Pursuant to Rule 13(d)-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: May 22, 2020

NATHAN D. HUKILL

/s/ Nathan D. Hukill
An individual

CR GROUP L.P.
CRG PARTNERS III L.P.
CRG PARTNERS III – PARALLEL FUND “A” L.P.
CRG PARTNERS III – PARALLEL FUND “B” (CAYMAN) L.P.
CRG PARTNERS III (CAYMAN) LEV AIV I L.P.
CRG PARTNERS III (CAYMAN) UNLEV AIV I L.P.
LOAN SERVICING HOLDINGS I LLC

By:	/s/ Nathan D. Hukill
Name: Nathan D. Hukill
Title: Authorized signatory for CR Group L.P.,
CRG Partners III L.P.,
CRG Partners III - Parallel Fund “A” L.P.,
CRG Partners III - Parallel Fund “B” (Cayman) L.P.,
CRG Partners III (Cayman) Lev AIV I L.P.,
CRG Partners III (Cayman) Unlev AIV I L.P. and Loan Servicing Holdings I LLC